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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                             SCHEDULE 13E-3/A
                     Rule 13E-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                             (Amendment No. 4)

                             ----------------

                            ASA HOLDINGS, INC.
                             (Name of Issuer)

                             ----------------

                           DELTA AIR LINES, INC.
                      DELTA AIR LINES HOLDINGS, INC.
                              DELTA SUB, INC.
                   (Name of Person(s) Filing Statement)

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                       Common Stock, $0.10 Par Value
                      (Title of Class of Securities)

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                                04338Q 10 7
                   (CUSIP Number of Class of Securities)

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                         Robert S. Harkey, Esquire
                  Senior Vice President - General Counsel
                           Delta Air Lines, Inc.
                 Hartsfield Atlanta International Airport
                             Atlanta, GA 30320
                              (404) 715-2387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             ----------------

                              With Copies to:

                              Joseph Rinaldi
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY 10017
                              (212) 450-4000

This statement is filed in connection with (check the appropriate box):


a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [X] A tender offer.
d.  [ ] None of the above.

      Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [ ]

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     This Amendment No. 4 amends and supplements the Transaction Statement on Schedule 13E-3 filed on February 22, 1999, as amended and supplemented on March 3, 1999, March 5, 1999 and March 11, 1999 (the "Schedule 13E-3"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii)
Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings,
Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (d)(1) and (d)(2) to Schedule 13E-3 (which are collectively herein referred to as the "Offer").

     Capitalized terms used herein but not otherwise defined are used as defined in the Offer.

Item 4.  Terms of the Transaction

     Item 4(a) is hereby amended as follows:

     Clause (iii) under the heading "Certain Conditions of the Offer" in the Offer to Purchase is amended by replacing the first two lines thereof with the following:

     (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist:

Item 8. Fairness of the Transaction

     Item 8(b) is hereby supplemented and amended as follows:

     The ASA Board did not consider an alliance with another major air carrier as a viable option to mitigate the anticipated effects of a renegotiation of the Delta Connection Agreement since the ASA Board understood, among other things, that in light of the concentration of ASA's operations in the Southeastern United States and Atlanta, in particular, such an alliance would not have as high a value to a major carrier that did not have as significant an operating presence in Atlanta as Delta.

     On behalf of ASA, the ASA Board hired an independent financial advisor, Morgan Stanley & Co. Incorporated, in connection with the evaluation and negotiation of the terms of the Offer, the Merger and other matters arising in connection therewith. None of the members of the ASA Board are affiliated with Delta or Delta Sub and five of the seven members of the ASA Board are nonemployees of ASA.

     In reaching its conclusions with respect to the Offer and the Merger Agreement, the ASA Board adopted the conclusions reached by Morgan Stanley & Co. Incorporated, ASA's financial advisor, in its opinion to the ASA Board of February 15, 1999. In light of the nature of ASA's business, the ASA Board did not deem net book value or liquidation value to be relevant indicators of the value of Shares.

Item 17.  Material to Be Filed as Exhibits

     Item 17 is hereby supplemented and amended as follows:

     (a)(3) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta Air Lines, Inc., dated as of March 4, 1999. (Incorporated herein by reference to Exhibit
            (b)(3) to Delta's Tender Offer Statement on Schedule 14D-1, dated February 22, 1999, as amended through the date hereof).

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 11, 1999

                                   DELTA AIR LINES, INC.


                                   By: /s/ Maurice W. Worth
                                       -----------------------------------
                                       Name:  Maurice W. Worth
                                       Title: Chief Operating Officer



                                   DELTA AIR LINES HOLDINGS, INC.


                                   By: /s/ Leslie P. Klemperer
                                       -----------------------------------
                                       Name:  Leslie P. Klemperer
                                       Title: Vice President and Secretary



                                   DELTA SUB, INC.


                                   By: /s/ Dean C. Arvidson
                                       -----------------------------------
                                       Name:  Dean C. Arvidson
                                       Title: Secretary




                               EXHIBIT INDEX

 Exhibit No.
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(a)(3)        Term Loan Commitment Letter from Chase Securities Inc. and
              The Chase Manhattan Bank to Delta Air Lines, Inc., dated as of March 4, 1999. (Incorporated herein by reference to Exhibit (b)(3) to Delta's Tender Offer Statement on Schedule 14D-1, dated February 22, 1999, as amended through the date hereof).